

May 22, 2013

Via U.S. Mail
Patrick Yore
President and Chief Executive Officer
Big Clix, Corp.
12D School Street
Fairfax, CA 94930

> **Re:** **Big Clix, Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 20, 2012**
> **File No. 333-168403**

Dear Mr. Yore:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 3

Auditor's Going Concern, page 3

1.   Please revise to provide the date of the report of your auditors referenced in the first sentence of the risk factor.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 15

2.   Please note that the disclosure required by paragraph (a) of Item 304 of Regulation S-K need not be provided if it has been previously reported. However, the disclosure required

by paragraph (b) of Item 304 of Regulation S-K must be furnished, where required, notwithstanding any prior disclosure about accountant changes or disagreements. As such, in future filings, please consider the instructions to Item 304 of Regulation S-K when providing the disclosures pursuant to Item 9 of Form 10-K.

Item 9A. Controls and Procedures, page 15

3. Please disclose the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report based on the evaluation of such controls and procedures required by Exchange Act Rules 13a-15(b) or 15d-15(b). Also, please amend your quarterly reports on Form 10-Q filed February 7, 2013 and November 14, 2012 to provide the foregoing disclosure. Refer to Item 307 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

4. We note that ZS Consulting Group, LLP audited your financial statements as of and for the year ended June 30, 2011 and for the period from inception to June 30, 2011 as stated in its report dated September 15, 2011. As such, please have your auditor revise its report to refer to the financial statements as of and for the year ended June 30, 2011 and for the period from inception through June 30, 2012 and to render an opinion on such financial statements. Please refer to Rule 2-02 of Regulation S-X and Auditing Standards Codification, AU Section 508.08.

Note 4. Stockholder's Equity, page F-9

Common Stock, page F-9

5. We note your disclosure regarding the 13-for-1 stock split. Please tell us your consideration of retroactively adjusting the weighted average number of common shares outstanding used in computing basic and diluted loss per common share for all periods presented to reflect the change in capital structure. Please refer to ASC 260-10-55-12. Please also tell us your consideration of reflecting the stock split retroactively in the balance sheets.

Exhibits 31.1 and 31.2

6. Please revise the certifications to conform exactly to the certifications in Item 601(b)(31)(i) of Regulation S-K. Specifically, please revise paragraph 4 to refer to the registrant's sole certifying officer throughout and to state that he is responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and to refer to the registrant rather than the small business issuer throughout the certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief